UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENVOY CAPITAL GROUP INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29413B105
(CUSIP Number)

Mr. Robert S. Pollock
Suite 2110, The Exchange Tower
130 King Street West, Toronto, Ontario M5X 1B1
Telephone: +1 416 619 3166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 29413B105

1.	Names of Reporting Person: Robert S. Pollock
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	1,200,000 Shares

8.	Shared Voting Power:	Nil

9.	Sole Dispositive Power:	1,200,000 Shares

10.	Shared Dispositive Power:	Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,200,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 14.95%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.               SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the common shares, no par value of Envoy Capital Group Inc., a corporation incorporated pursuant to the laws of the Province of Ontario, Canada (the “Issuer”). The principal executive offices of the Issuer are located at Suite 301, 30 St. Patrick Street, Toronto, Ontario, Canada, M5T 3A3.

ITEM 2.               IDENTITY AND BACKGROUND

A.	Name of Persons filing this Statement:

Robert S. Pollock (herein referred to as the “Reporting Person”).

B.	Residence or Business Address:

The business address of the Reporting Person is Suite 2110, 130 King Street West, Toronto, Ontario, Canada, M5X 1B1.

C.	Present Principal Occupation and Employment:

The Reporting Person is a director, the President and Chief Executive Officer of Primary Corp., a merchant banking company, and a director and the Chief Executive Officer of Primary Capital Inc., an exempt market dealer in the Provinces of Ontario, British Columbia, Alberta and Quebec. Mr. Pollock has been appointed as a director and as the Chief Executive Officer of the Issuer.

D.	Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 10, 2011, the Reporting Person purchased 1,200,000 common shares of the Issuer (the “Purchased Shares”) from Mr. Geoffrey Genovese in a private transaction for total aggregate consideration of Cdn$1,860,000 (the “Share Purchase”). The acquisition was completed pursuant to a share purchase agreement dated February 10, 2011 between the Reporting Person and Mr. Genovese (the “Share Purchase Agreement”). The Purchased Shares were purchased by the Reporting Person with his own personal funds. The Reporting Person did not beneficially own any common shares of the Issuer prior to the completion of the Share Purchase.

Concurrent with the completion of the Share Purchase, Geoffrey B. Genovese, David Hull, Linda Gilbert and David Parkes resigned from the board of the Issuer and Robert Pollock, Tim Sorenson, David Guebert and John Campbell were appointed as the new directors of the Issuer.

The Issuer owns and operates a merchant banking business focused on providing financial services as well as equity and debt capital to small and mid-cap companies. The new board of directors plans to continue the merchant banking business of the Issuer with a focus on reduction in overhead costs to help better the financial position of the Issuer moving forward.

ITEM 4.               PURPOSE OF TRANSACTION

As a result of the completion of the acquisition as described under Item 3 above, the Reporting Person beneficially owns 1,200,000 shares of common stock (the “Shares”), representing approximately 14.95% of the Issuer’s outstanding shares and as described below under Item 5. “Interest in Securities of the Issuer”.

The Reporting Person acquired the Shares of the Issuer for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional Shares of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of such Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than (i) as set forth herein, (ii) the evaluation of the sale of certain non-core assets of the Issuer unrelated to the Company’s core merchant banking business, and (iii) consideration of a new stock option plan proposed to be adopted by the Issuer in accordance with the policies of the Toronto Stock Exchange for the Issuer’s directors, officers, employees and other eligible participants, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

The Reporting Person is beneficial owner of 1,200,000 common shares of the Issuer, representing 14.95% of the issued and outstanding shares of the Issuer based on 8,028,377 common shares of the Issuer being issued and outstanding as at February 9, 2011. All shares beneficially owned are owned by the Reporting Person.

b)	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including the Shares of the Issuer, within sixty (60) days preceding the date hereof.

c)	Certain Rights of Other Persons.

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2011

/s/ Robert S. Pollock
____________________________
Robert S. Pollock